Exhibit 99.1

Media Release

QIAGEN exceeds Q2 2026 outlook as pillars deliver solid sales growth; reaffirms full-year outlook

•Q2 2026 results:

◦Net sales of $535 million unchanged compared with Q2 2025 on a reported basis and at constant exchange rates (CER), exceeding the outlook for an about 2% CER decline

◦Growth pillars deliver about 5% CER growth, led by Sample technologies, QIAcuity and QDI; QuantiFERON sales rise slightly amid lower U.S. immigration testing demand

◦Adjusted operating income margin of 29.4%, maintaining a high level of profitability
◦Diluted EPS of $0.50; adjusted diluted EPS of $0.62 on a reported and CER basis, above the outlook for at least $0.60 CER

•H1 2026 operating cash of $301 million remains at a strong level compared with H1 2025

•Full-year 2026 outlook reaffirmed for net sales growth of about 1-2% CER and adjusted diluted EPS of at least $2.43 CER

Venlo, the Netherlands, August 5, 2026 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced results for Q2 2026, with net sales and adjusted diluted earnings per share exceeding the outlook while maintaining a high level of profitability.

Net sales for Q2 2026 were unchanged at $535 million on a reported basis and at constant exchange rates (CER) compared to Q2 2025, exceeding the outlook for an approximately 2% CER decline. QIAGEN’s growth pillars together delivered 5% CER growth, led by Sample technologies delivering consumables sales growth at a high single-digit CER rate and instruments at a mid-single CER rate. QIAcuity and QIAGEN Digital Insights also delivered solid growth contributions. QuantiFERON sales rose 1% CER, reflecting the significant decline in U.S. immigration testing demand, while QIAstat-Dx sales faced a challenging prior-year comparison for respiratory testing. Adjusted diluted EPS was $0.62 on both a reported and CER basis, above the outlook for at least $0.60 CER.

QIAGEN reaffirmed its full-year 2026 outlook for net sales growth of about 1-2% CER and adjusted diluted EPS of at least $2.43 CER.

“QIAGEN delivered results above our outlook for the second quarter of 2026 while maintaining a high level of profitability in a challenging operating environment,” said Thierry Bernard, Chief Executive Officer of QIAGEN. “We achieved solid growth across key pillars, particularly Sample technologies, QIAcuity and QDI, while navigating continued pressure on instrument spending in the U.S. We are also building momentum behind important new product launches across our portfolio, in particular the rollout of new sample preparation systems and QIAcuity gene expression kits. This progress reinforces our confidence in stronger growth during the second half of 2026 and our focus on delivering solid profitable growth."
“Our adjusted operating income margin remained strong and improved from Q1 2026 while supporting targeted investments following the Parse acquisition and absorbing adverse currency headwinds,” said Roland Sackers, Chief Financial Officer of QIAGEN. “We increased the 2026 dividend by 40% compared with 2025 and continue to evaluate way to deploy capital to the highest-return opportunities. This performance reflects our continued focus on managing costs, prioritizing investments and generating an ongoing strong level of cash flow.”

Key figures

In $ millions (Except EPS and diluted shares)	Q2			H1
	2026	2025	Change	2026	2025	Change

Net sales	535	534	0%	1,027	1,017	+1%
Net sales - CER	531		0%	1,008		-1%
Operating income	132	122	+9%	217	237	-9%
Net income	103	96	+7%	171	187	-8%
Diluted EPS	$0.50	$0.44	+14%	$0.82	$0.85	-4%
Diluted shares (in millions)	208	218		209	219

Adjusted operating income	157	160	-2%	292	304	-4%
Adjusted net income	129	132	-2%	242	253	-4%
Adjusted diluted EPS	$0.62	$0.60	+3%	$1.16	$1.15	+1%
Adjusted diluted EPS - CER	$0.62		+3%	$1.15		0%

Please refer to the accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures. Tables may have rounding differences. Percentage changes are compared to prior-year periods.

•Sales: Net sales were $535 million in Q2 2026, unchanged on a reported basis and at CER compared with Q2 2025. Consumables and related revenues rose at a low single-digit CER rate, while instrument sales declined at a low teens CER rate, reflecting the continued cautious capital spending environment among U.S. Life Sciences customers. QIAGEN’s growth pillars grew approximately 5% CER and continued to shape the portfolio toward higher-growth opportunities. Sales in the rest of the portfolio declined 13% CER, or 7% CER excluding about $10 million of 2025 sales from the discontinuation of NeuMoDx and Dialunox. Q2 2026 marked the final quarter with a year-on-year impact from these discontinuations, which were completed in June 2025.

•Operating income: Operating income was $132 million compared to $122 million in Q2 2025. Adjusted operating income, which excludes various charges and other items in both periods, declined 2% to $157 million. The adjusted operating income margin was 29.4% of sales compared with 29.9% in Q2 2025, as QIAGEN maintained a high level of profitability while making investments in Parse following the December 2025 acquisition and absorbing external headwinds that were partially offset by efficiency gains and cost discipline. The adjusted gross margin was 66.2% compared with 66.7% in Q2 2025 due to changes in product mix. Sales and marketing expenses declined to 21.8% of sales from 22.1% in Q2 2025 driven by efficiency gains and disciplined cost management. R&D expenses were 9.4% of sales compared to 8.9% in Q2 2025 while supporting investments in the growth pillars and the Parse acquisition, while general and administrative expenses were 5.6% and similar to the level of 5.7% in the year-ago period.

•Earnings per share (EPS): Diluted EPS rose to $0.50 from $0.44 in Q2 2025. Adjusted diluted EPS was $0.62, and also $0.62 CER, above the outlook for at least $0.60 CER and compared to $0.60 in Q2 2025. The adjusted tax rate was 18% in Q2 2026, while the diluted share count was 207.8 million, both in line with QIAGEN's assumptions.

Sales by product groups

In $ millions	Q2				H1
	2026 sales	2025 sales	Change	CER change	2026 sales	2025 sales	Change	CER change

Sample technologies	182	166	+9%	+9%	352	316	+11%	+9%
Diagnostic solutions	204	206	-1%	-2%	389	393	-1%	-3%
Of which QuantiFERON	131	129	+2%	+1%	244	245	0%	-2%
Of which QIAstat-Dx	32	34	-6%	-7%	68	68	-1%	-4%
Of which NeuMoDx	—	3	-100%	-100%	—	9	-100%	-100%
Of which Other	40	40	+1%	0%	77	71	+8%	+7%
PCR/Nucleic acid amplification	74	80	-7%	-8%	143	156	-8%	-11%
Genomics/NGS	61	59	+3%	+2%	117	112	+5%	+3%
Other	15	22	-34%	-34%	27	40	-32%	-33%
Total net sales	535	534	0%	0%	1,027	1,017	+1%	-1%

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales rose 9% CER in Q2 2026 to $182 million and increased 3% CER excluding contributions from the Parse acquisition completed in December 2025 to enter the single-cell analysis market segment. Consumables sales grew at a high single-digit CER rate, while instrument sales increased at a mid single-digit CER rate. Automated consumables delivered high teens CER growth, more than offsetting a modest decline in manual kits. Parse continued to deliver a strong performance and remains on track to exceed the 2026 sales target of about $40 million. QIAGEN continued to see healthy interest in the new QIAsymphony Connect and QIAsprint Connect systems, while QIAmini remains on track for launch in H2 2026.

•Diagnostic solutions: Sales declined 2% CER in Q2 2026 to $204 million. Consumables sales declined at a low single-digit CER rate, while instrument sales were also lower compared to the year-ago period. QuantiFERON sales rose 1% CER as solid demand across many testing groups more than offset continued weakness in U.S. immigration testing. QIAstat-Dx sales declined 7% CER against a demanding prior-year comparison for respiratory testing and partially offset by strong growth for the Gastrointestinal and Meningitis / Encephalitis panels. Other diagnostic sales included double-digit CER growth in Precision Medicine consumables for companion diagnostics tied to pharmaceutical co-development agreements.

•PCR / Nucleic acid amplification: Sales declined 8% CER in Q2 2026 to $74 million, with lower sales of both consumables and instruments. QIAcuity sales grew at a double-digit CER rate, driven by consumables growth well above that level and supported by ongoing instrument placements. The overall product group decline primarily reflected weaker OEM demand from third-party companies and lower sales of other PCR consumables and instruments.

•Genomics / Next-generation sequencing (NGS): Sales rose 2% CER in Q2 2026 to $61 million compared to Q2 2025. QIAGEN Digital Insights delivered good single-digit CER growth, led by the clinical business, which now represents about half of QDI sales, despite weaker trends in discovery products. Sales of universal NGS panels for use on third-party sequencers rose more than 20% CER, but were partially offset by lower sales of other genomics products.

Key cash flow data

In $ millions	Q2			H1
	2026	2025	Change	2026	2025	Change

Net cash provided by operating activities	201	161	+24%	301	301	0%
Purchases of property, plant and equipment	(43)	(40)	+7%	(90)	(84)	+7%
Free cash flow	158	121	+30%	212	217	-3%

Net cash (used in) provided by investing activities	(70)	(42)	NM	141	78	NM
Net cash used in financing activities	(8)	(28)	NM	(512)	(315)	NM

Tables may have rounding differences. Percentage changes are compared to prior-year periods.

•Net cash from operating activities was $301 million in H1 2026 compared with $301 million in the same period of 2025, as results in the 2026 period included about $20 million in cash payments for efficiency and restructuring programs, as well as an increase in inventory levels in response to geopolitical conditions and to support new product launches. Free cash flow was $212 million for H1 2026 and slightly below $217 million in H1 2025, reflecting the higher level of investments in 2026 for strategic IT initiatives and also in Parse following the acquisition.

•As of June 30, 2026, cash, cash equivalents and short-term investments were $0.8 billion compared with $1.1 billion at year-end 2025. Key cash flow items during H1 2026 included the $500 million synthetic share repurchase in January 2026. The dividend payment of about $72 million, a 40% increase per share from 2025, was made in July 2026. The leverage ratio (net debt to adjusted EBITDA) increased to 1.1x at the end of Q2 2026 from 0.7x at the end of 2025.

Portfolio update

QIAGEN is advancing targeted initiatives across its Sample to Insight portfolio to help customers to advance science and improve healthcare.

◦QIA Agent: QIAGEN launched QIA Agent globally in May 2026, introducing an AI-powered laboratory assistant that brings scientific guidance, product selection, technical support and order management into a single conversational interface. QIA Agent helps researchers plan experiments, identify and compare products, access protocols, troubleshoot workflows and track orders. QIA Agent is part of a broader AI portfolio spanning customer-facing products and activities across QIAGEN, designed to enhance customer engagement and improve efficiency.

◦QIAGEN Digital Insights: QDI expanded its AI strategy through a collaboration with NVIDIA launched in May 2026, combining its curated biomedical knowledge bases and bioinformatics expertise with NVIDIA's accelerated computing and BioNeMo platform. The collaboration is developing graph-based AI solutions that enable researchers to query complex biomedical knowledge using natural language, connect AI-generated insights with structured scientific evidence and support multi-step drug-discovery workflows. Pilot programs are being offered to selected pharmaceutical and biotechnology partners, with applications spanning disease-mechanism research, target identification, biomarker discovery and hypothesis generation.

◦QuantiFERON: At the May 2026 Spotlight Session, QIAGEN outlined the next phase of its strategy for the gold standard in latent tuberculosis (TB) detection. Plans include a fully automated workflow combining QuantiFERON with Diasorin’s LIAISON systems and purpose-built automation with new partner Inpeco. Targeted for launch in late 2027, the workflow is designed to improve efficiency and standardization in high-throughput latent TB screening. QIAGEN is also developing an AI-enabled tool to assess the risk of progression to active TB.

◦Sample technologies: QIAGEN continued the rollout of three new sample preparation systems spanning low- to high throughput laboratories. QIAsymphony Connect is generating strong customer interest as the next-generation of the flagship QIAsymphony platform.

QIAGEN received the first sales orders for QIAsprint Connect in Q2 2026, while QIAmini remains on track for commercialization in the second half of 2026. Parse Biosciences also expanded its single-cell portfolio with the launch of next-generation immune-profiling solutions.

◦QIAcuity: At the June 2026 Deep Dive, QIAGEN highlighted the expanding role of QIAcuity across research, biopharma and clinical applications as customers move from qPCR toward more scalable, automated and standardized digital PCR workflows. New QIAcuity gene expression assays and a high-multiplex kit enabling analysis of up to 12 RNA targets in a single reaction are being launched in 2026. QIAGEN is also expanding applications in cell and gene therapy quality control, supported by new software for automated analysis and reporting and broader workflow automation through a collaboration with Hamilton.

◦QIAstat-Dx: QIAGEN continued to expand the QIAstat-Dx menu across several high-value testing areas. QIAGEN launched the CE-IVDR-certified BCID GPF Plus AMR Panel for bloodstream infections, which detects 20 pathogens and 10 antimicrobial-resistance markers in about one hour. QIAGEN also received Australian regulatory inclusion for the Meningitis/Encephalitis Panel and highlighted the role of the FDA-cleared Gastrointestinal Panel 2 in supporting the response to the recent U.S. Cyclospora outbreak.

Outlook

QIAGEN reaffirms its full-year 2026 outlook for net sales growth of about 1-2% CER and adjusted diluted EPS of at least $2.43 CER. The outlook continues to anticipate stronger sales growth in the second half of 2026 over the year-ago period, supported by new product launches and the absence of prior-year sales from the discontinued NeuMoDx and Dialunox portfolios. QuantiFERON sales are expected to continue progressing toward the 2026 goal of approximately $500 million. QIAGEN also continues to expect modestly improving trends in U.S. Life Sciences funding, and for contributions from the Parse acquisition to track above the 2026 target for about $40 million of sales.

For Q3 2026, net sales are expected to rise approximately 1-2% CER from $533 million in Q3 2025. Adjusted diluted EPS is expected to be at least $0.62 CER compared to $0.61 in Q3 2025.

For FY 2026, as of August 3, 2026, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about one percentage point and a neutral impact on adjusted EPS results. For Q3 2026, currency movements against the U.S. dollar are expected to have a negative impact on net sales of about one percentage point and a neutral impact on adjusted EPS results.

Investor presentation and conference call

A conference call is scheduled for Thursday, August 6, 2026, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. A live audio webcast will be available in the Investor Relations section of the QIAGEN website (www.qiagen.com), with a recording accessible after the event. A presentation will be published in advance under "Events and Presentations" in the same section.

Use of adjusted results
QIAGEN reports adjusted results and constant exchange rate (CER) measures, along with other non-GAAP financial metrics, to provide deeper insight into business performance. These include adjusted gross margin and profit, adjusted operating income and expenses, adjusted operating income margin, adjusted net income, adjusted income before taxes, adjusted diluted EPS, adjusted tax rate, net leverage and free cash flow. Free cash flow is calculated as cash flow from operating activities less capital expenditures for property, plant and equipment. Adjusted results are non-GAAP measures that QIAGEN views as complementary to GAAP-reported results. They exclude items considered outside of ongoing core operations, subject to significant period-to-period fluctuation, or that reduce comparability with competitors and historical performance. QIAGEN also uses these non-GAAP and constant currency measures internally for planning, forecasting, reporting and employee compensation purposes. These metrics enable consistent comparison of current and past performance, which QIAGEN has historically presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and molecular diagnostics (clinical healthcare). As of June 30, 2026, QIAGEN employed about 5,500 people across more than 35 locations. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN’s products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. These include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, please refer to the QIAGEN's filings with the U.S. Securities and Exchange Commission.

Contacts

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In thousands, except per share data)	Three months		Six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Net sales	$535,040	$533,540	$1,027,360	$1,016,996
Cost of sales:
Cost of sales	181,973	185,951	351,432	347,245
Acquisition-related intangible amortization	12,681	13,303	25,939	26,784
Total cost of sales	194,654	199,254	377,371	374,029
Gross profit	340,386	334,286	649,989	642,967
Operating expenses:
Sales and marketing	116,675	118,097	231,281	224,431
Research and development	50,429	47,750	98,690	91,533
General and administrative	30,093	30,648	57,875	62,256
Acquisition-related intangible amortization	2,339	1,817	4,667	3,610
Restructuring, acquisition, integration and other, net	8,449	14,072	40,650	23,888
Total operating expenses	207,985	212,384	433,163	405,718
Income from operations	132,401	121,902	216,826	237,249
Other income (expense):
Interest income	9,361	13,859	19,923	29,249
Interest expense	(10,022)	(7,605)	(21,073)	(14,899)
Other income (expense), net	365	(1,335)	2,258	(5,229)
Total other (expense) income, net	(296)	4,919	1,108	9,121
Income before income tax expense	132,105	126,821	217,934	246,370
Income tax expense	28,704	30,571	46,490	59,362
Net income	$103,401	$96,250	$171,444	$187,008

Diluted earnings per common share	$0.50	$0.44	$0.82	$0.85
Diluted earnings per common share (adjusted)	$0.62	$0.60	$1.16	$1.15
Diluted shares used in computing diluted earnings per common share	207,828	218,183	208,953	219,186

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended June 30, 2026	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	535.0	340.4	132.4	132.1	(28.7)	22%	103.4	$0.50
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.2	9.6	9.6	(2.7)		6.9	0.03
Purchased intangibles amortization (b)	—	12.6	15.0	15.0	(3.7)		11.3	0.05
Non-cash other income, net	—	—	—	0.3	(0.1)		0.2	0.00
Certain income tax items (c)	—	—	—	—	7.4		7.4	0.04
Total adjustments	—	13.9	24.7	25.0	0.8		25.8	0.12
Adjusted results	535.0	354.3	157.1	157.1	(27.9)	18%	129.2	$0.62

*Using 207.8 M diluted shares

Six months ended June 30, 2026	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	1,027.4	650.0	216.8	217.9	(46.5)	21%	171.4	$0.82
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.7	44.3	44.3	(12.6)		31.7	0.15
Purchased intangibles amortization (b)	—	25.9	30.6	30.6	(7.6)		23.0	0.11
Non-cash other income, net	—	—	—	0.7	(0.2)		0.5	0.00
Certain income tax items (c)	—	—	—	—	15.1		15.1	0.07
Total adjustments	—	29.6	75.0	75.7	(5.3)		70.4	0.34
Adjusted results	1,027.4	679.6	291.8	293.6	(51.8)	18%	241.8	$1.16

*Using 209.0 M diluted shares
(a) Includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects including subsequent integration activities at GNX Data Systems, Ltd. (Genoox) and Parse Biosciences (Parse).
(b) Adjustment includes the amortization of Genoox and Parse intangible assets acquired in Q2 2025 and Q4 2025, respectively.
(c) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)	June 30, 2026	December 31, 2025

Assets	(unaudited)
Current assets:
Cash and cash equivalents	$768,500	$839,005
Short-term investments	25,000	259,913
Accounts receivable, net	389,850	402,608
Inventories, net	311,355	301,888
Prepaid expenses and other current assets	161,922	191,659
Total current assets	1,656,627	1,995,073
Long-term assets:
Property, plant and equipment, net	923,043	923,948
Goodwill	2,693,398	2,700,658
Intangible assets, net	352,347	386,431
Other long-term assets	263,787	275,122
Total long-term assets	4,232,575	4,286,159
Total assets	$5,889,202	$6,281,232
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$16,517	$—
Accrued and other current liabilities	485,846	439,481
Accounts payable	79,083	72,656
Total current liabilities	581,446	512,137
Long-term liabilities:
Long-term debt, net of current portion	1,627,105	1,654,428
Other long-term liabilities	322,911	336,513
Total long-term liabilities	1,950,016	1,990,941
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—206,801 and 217,685 shares, respectively	2,404	2,529
Additional paid-in capital	956,239	1,436,360
Retained earnings	2,814,982	2,748,390
Accumulated other comprehensive loss	(402,667)	(377,309)
Less treasury stock, at cost — 306 and 764 shares, respectively	(13,218)	(31,816)
Total equity	3,357,740	3,778,154
Total liabilities and equity	$5,889,202	$6,281,232

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In thousands)	Six Months Ended June 30,
	2026	2025

Cash flows from operating activities:
Net income	$171,444	$187,008
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	101,766	93,386
Non-cash impairments	15,218	2,537
Amortization of debt discount and issuance costs	1,180	1,124
Share-based compensation expense	16,618	23,096
Deferred tax (benefit) expense	(3,317)	3,175
Loss on marketable securities	—	968
Other items, net including fair value changes in derivatives	1,615	8,615
Change in operating assets, net	(17,550)	(19,934)
Change in operating liabilities, net	14,345	1,200
Net cash provided by operating activities	301,319	301,175
Cash flows from investing activities:
Purchases of property, plant and equipment	(89,813)	(84,092)
Purchases of intangible assets	(2,034)	(1,008)
Purchases of short-term investments	(25,000)	(134,720)
Proceeds from redemptions of short-term investments	259,294	402,057
Cash paid for acquisitions, net of cash acquired	(1,864)	(66,595)
Cash received (paid) for collateral asset	1,257	(36,046)
Purchases of investments	(626)	(1,512)
Net cash provided by investing activities	141,214	78,084
Cash flows from financing activities:
Capital repayment	(496,749)	(280,086)
Tax withholding related to vesting of stock awards	(13,945)	(15,227)
Cash received (paid) for collateral liability	1,117	(9,940)
Cash paid for contingent consideration	(2,000)	(9,219)
Other financing activities	(552)	(226)
Net cash used in financing activities	(512,129)	(314,698)
Effect of exchange rate changes on cash and cash equivalents	(909)	5,699
Net (decrease) increase in cash and cash equivalents	(70,505)	70,260
Cash and cash equivalents, beginning of period	839,005	663,555
Cash and cash equivalents, end of period	$768,500	$733,815
Reconciliation of free cash flow:(1)
Net cash provided by operating activities	$301,319	$301,175
Purchases of property, plant and equipment	(89,813)	(84,092)
Free cash flow	$211,506	$217,083

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.